UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-04307

Husky Energy Inc.
(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                                    Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On July 24, 2012 Husky Energy Inc. issued a press release declaring a quarterly dividend on its common shares for the three month period ended June 30, 2012, payable October 1, 2012 to shareholders of record at the close of business on August 21, 2012.

Husky Energy Inc. also announced a quarterly dividend on the 4.45% Cumulative Redeemable Preferred Shares, Series 1, for the period July 1, 2012 to September 30, 2012, payable October 1, 2012 to shareholders of record as at the close of business on August 21, 2012.

The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly signed this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

		By:	/s/ James D. Girgulis
James D. Girgulis
Senior Vice President, General Counsel
Date:	July 24, 2012		& Secretary

Exhibit A

Husky Energy Announces 2012 Second Quarter Dividend

Calgary, Alberta (July 24, 2012) – The Board of Directors of Husky Energy has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ended June 30, 2012. The dividend will be payable on October 1, 2012 to shareholders of record at the close of business on August 21, 2012.

As a result of the progress on its major projects and the strength of its balance sheet, Husky has agreed with its principal shareholders that they will revert to receiving dividends in cash, not shares, commencing with this dividend payment.

Further, the Company announces the regular quarterly dividend payment on the 4.45 percent Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) for the period July 1, 2012 to September 30, 2012.  The dividend of $0.27813 per Series 1 Preferred Share will be payable on October 1, 2012 to holders of record at the close of business on August 21, 2012.

Pursuant to the Company’s articles, which allow shareholders to accept dividends declared on the common shares in cash or in common shares, shareholders who have not already accepted to receive dividends in the form of common shares, but would like to do so, are instructed to inform Husky’s transfer agent, Computershare, via written notice in prescribed form on or before August 14, 2012. A link to an electronic copy of the Stock Dividend Confirmation Notice is available on the Company’s website at www.huskyenergy.com

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact: Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602